AMERICAS SILVER CORPORATION ANNOUNCES SHARE CONSOLIDATION
TOWARDS U.S. EXCHANGE LISTING

TORONTO, ONTARIO - December 22, 2016 - Americas Silver Corporation (TSX: USA)(OTCQX: USAPF) (the “Company”) is pleased to report that shareholders have approved a special resolution for an amendment to the Company’s articles and authorized a consolidation of the Company’s outstanding common shares (the “Share Consolidation”). The resolution was approved by over 95% of votes cast at the meeting. The Share Consolidation is necessary to satisfy one of the outstanding listing requirements for the New York “NYSE MKT” Stock Exchange (the “NYSE MKT” or the “Exchange”) of a share price of US$2.00 or greater. Further details are provided in the Company’s management information circular dated November 10, 2016 (the “Circular”).

Since early in the second quarter of 2016, Americas Silver has been studying the benefits of a listing on the Exchange. A number of the Company’s silver-producing peers are either dual-listed on U.S. and Canadian stock exchanges, or solely-listed in the U.S. Such companies are shown to have a greater average daily trading volume, a greater number of U.S. retail investors, a significantly deeper pool of capital, and on average higher valuations, which collectively results in higher trading multiples and share prices when compared to their peers listed solely on a Canadian stock exchange.

Completion and timing of a listing on the Exchange remains subject to the Board’s discretion and the requirements of the Exchange but is currently targeted for January 2017. The Company will provide further updates in due course.

Share Consolidation Ratio and Effect on Outstanding Common Shares and Convertible Securities

The Company’s Board has selected a Share Consolidation ratio of one post-consolidation common share for each 12 pre-consolidation common shares resulting in approximately 40,000,000 (39,540,409) post-consolidation common shares outstanding. This ratio was selected to allow for a buffer over the required initial share price for the Exchange in light of recent commodity price volatility. The effective date of the Share Consolidation is December 21, 2016 and post-consolidation common shares are expected to commence trading on the Toronto Stock Exchange (“TSX”) on December 28, 2016.

Registered Holders

Registered holders of common shares were sent letters of transmittal for the Share Consolidation with the Circular. As the Share Consolidation is now effective, all registered shareholders should complete the letter of transmittal along with their existing share certificates surrendered for replacement share certificates representing post-consolidation common shares, to Computershare Investor Services Inc. in accordance with the instructions set forth in the letter of transmittal. Until surrendered, each existing share certificate will be deemed, for all purposes, to represent the number of common shares to which the holder thereof is entitled as a result of the Share Consolidation. Registered shareholders can obtain copies of the letter of transmittal by contacting Computershare Investor Services Inc. or by accessing it electronically under the Company’s profile on SEDAR at www.sedar.com or at http://www.americassilvercorp.com/s/specialmeeting.asp.

Non-Registered Holders

Shareholders who hold their shares through their broker or other intermediary and do not have actual share certificates registered in their name will not be required to complete and return a letter of transmittal. Any pre-consolidation common shares owned by such shareholders will automatically be adjusted as a result of the Share Consolidation to reflect the applicable number of post-consolidation common shares owned by them and no further action is required to be taken by such shareholders.

Convertible Securities

The exercise or conversion price and/or the number of common shares issuable under outstanding convertible securities, including stock options, warrants, rights or any other similar securities of the Company exercisable for, or convertible or exchangeable into, pre-consolidation common shares ("Convertible Securities") that has not been exercised or cancelled prior to the effective date of the implementation of the Share Consolidation will be proportionately adjusted pursuant to the terms thereof on the same exchange ratio described above and each holder of pre-consolidation Convertible Securities will become entitled to receive post-consolidation common shares pursuant to such adjusted terms, where required and subject to TSX approval.

About Americas Silver

Americas Silver Corporation is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. Americas owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, a potential listing on the Exchange, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416-848-9503